UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Cellectar Biosciences, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

15117F500

(CUSIP Number)

July 25, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NYC#: 139632.2

CUSIP No. 15117F500	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,671,550 shares of Common Stock 5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock 6,970,425 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.

SHARED DISPOSITIVE POWER

3,671,550 shares of Common Stock

5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock

6,970,425 shares of Common Stock issuable upon exercise of warrants

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,671,550 shares of Common Stock

5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock

6,970,425 shares of Common Stock issuable upon exercise of warrants

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

1 This percentage is calculated based upon 36,814,858 shares of the Issuer’s common stock outstanding as of May 14, 2024 in accordance with Issuer’s S-3 filed on May 24, 2024 and preferred shares converted by Rosalind Master Fund L.P. However, as more fully described in Item 3, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).

NYC#: 139632.2

CUSIP No. 15117F500	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,671,550 shares of Common Stock 5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock 6,970,425 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.

SHARED DISPOSITIVE POWER

3,671,550 shares of Common Stock

 5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock

6,970,425 Shares of Common Stock issuable upon exercise of warrants

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,671,550 shares of Common Stock

5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock

6,970,425 shares of Common Stock issuable upon exercise of warrants

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

NYC#: 139632.2

CUSIP No. 15117F500	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilad Aharon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,900 shares of Common Stock
	6.	SHARED VOTING POWER 3,671,550 shares of Common Stock 5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock 6,970,425 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 3,900 shares of Common Stock
	8.

SHARED DISPOSITIVE POWER

3,671,550 shares of Common Stock

5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock

6,970,425 Shares of Common Stock issuable upon exercise of warrants

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,671,550 shares of Common Stock

5,077,933 shares of Common Stock issuable upon conversion of Preferred Stock

6,970,425 shares of Common Stock issuable upon exercise of warrants

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15117F500	13G/A	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,064,119 shares of Common Stock 3,147,008 shares of Common Stock issuable upon conversion of Preferred Stock 5,090,075 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.

SHARED DISPOSITIVE POWER

3,064,119 shares of Common Stock

3,147,008 shares of Common Stock issuable upon conversion of Preferred Stock

5,090,075 shares of Common Stock issuable upon exercise of warrants

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,064,119 shares of Common Stock

 3,147,008 shares of Common Stock issuable upon conversion of Preferred Stock

5,090,075 shares of Common Stock issuable upon exercise of warrants

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 15117F500	13G/A	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Opportunities Fund I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 607,431 shares of Common Stock 1,930,925 shares of Common Stock issuable upon conversion of Preferred Stock 1,880,350 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 607,431 shares of Common Stock 1,930,925 shares of Common Stock issuable upon conversion of Preferred Stock 1,880,350 shares of Common Stock issuable upon exercise of warrants

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  607,431 shares of Common Stock

  1,930,925 shares of Common Stock issuable upon conversion of Preferred Stock

  1,880,350 shares of Common Stock issuable upon exercise of warrants

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%[1]
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 15117F500	13G/A	Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer: CELLECTAR BIOSCIENCES, INC.

(b)	Address of Issuer’s Principal Executive Offices 100 Campus Drive, Florham Park, New Jersey 07932

Item 2.

(a)

Name of Person Filing

Rosalind Advisors, Inc. (“Advisor” to RMF and ROFI)

Rosalind Master Fund L.P. (“RMF”)

Rosalind Opportunities Fund I LP (“ROFI”)

Steven Salamon (“President”)

Steven Salamon is the portfolio manager of the Advisor which advises RMF.

Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.

(b)

Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc. and Rosalind Opportunities Fund I L.P.

15 Wellesley Street West

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Steven Salamon

15 Wellesley Street West

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

Gilad Aharon

15 Wellesley Street West

Suite 326

Toronto, Ontario

M4Y 0G7 Canada

(c)

The principal business of Rosalind Advisors, Inc. is to operate as an investment advisory firm and to make public equity investments. The principal occupation of Mr. Salamon is serving as the Portfolio Manager and President of Rosalind Advisors, Inc., which advises Rosalind Master Fund L.P. and Rosalind Opportunities Fund I L.P.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

NYC#: 139632.2

CUSIP No. 15117F500	13G/A	Page 8 of 10 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Rosalind Master Fund L.P. is the record owner of 3,064,119 shares of common stock.

Rosalind Opportunities Fund I L.P is the record owner of 607,431 shares of common stock.

Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF.  Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF.  Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.

(b)	Percent of class: Rosalind Advisors, Inc. – 9.9% Rosalind Master Fund L.P. – 9.9% Rosalind Opportunities Fund I L.P. - 1.6% Steven Salamon – 9.9% Gilad Aharon – 9.9%

NYC#: 139632.2

CUSIP No. 15117F500		13G/A	Page 9 of 10 Pages

(c)	Number of shares as to which the person has:
(i)

Shared power to vote or to direct the vote

Rosalind Advisors, Inc. – 3,671,550

Rosalind Master Fund L.P. – 3,064,119

Rosalind Opportunities Fund I LP– 607,431

Steven Salamon – 3,671,550

Gilad Aharon - 3,671,550

	(ii)	Sole power to dispose or to direct the disposition of Gilad Aharon – 3,900

(iii)

Shared power to dispose or to direct the disposition of

Rosalind Advisors, Inc. –  3,671,550

Rosalind Master Fund L.P. – 3,064,119

Rosalind Opportunities Fund I LP– 607,431

Steven Salamon – 3,671,550

Gilad Aharon - 3,671,550

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7 – 9.  Not Applicable

NYC#: 139632.2

CUSIP No. 15117F500	13G/A	Page of 10 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8/14/2024 Date

Signature

Steven Salamon/President Rosalind Advisors, Inc. Name/Title

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13G/A with respect to the beneficial ownership of shares of Common Stock of Cellectar Biosciences, Inc. is filed jointly, on behalf of each of them.

Rosalind Advisors, Inc.

By: _____________________________

Name: Steven Salamon

Title: President

Rosalind Master Fund L.P.

By: _____________________________

Name: Mike McDonald

Title: Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund)

By: _____________________________

Name: Steven Salamon

Rosalind Opportunities Fund I L.P.

By: _____________________________

Name: Steven Salamon

Title: Director, Rosalind Opportunities Fund I GP. Inc. (as General Partners to Rosalind Opportunities Fund I)

NYC#: 139632.2